BLACKROCK LARGE CAP SERIES FUNDS, INC.

100 Bellevue Parkway

Wilmington, Delaware 19809

August 14, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Large Cap Series Funds, Inc.

Pre-Effective Amendment No. 2

Securities Act File No. 333-225633

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, BlackRock Large Cap Series Funds, Inc. (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 (File No. 333-225633) (the “Amendment”) so that the Amendment is declared effective today (August 14, 2018) or as soon as practicable thereafter. BlackRock Investments, LLC, the principal underwriter of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Jesse Kean of Sidley Austin LLP at (212) 839-8615.

Very truly yours,

BLACKROCK LARGE CAP SERIES FUNDS, INC.

By:	/s/ Benjamin Archibald

Name: Benjamin Archibald
Title: Secretary

BLACKROCK INVESTMENTS, LLC

By:	/s/ Jonathan Diorio

Name: Jonathan Diorio
Title: Managing Director